# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Date of event which requires filing of this statement: 04/30/2026
Amends the filing with accession number 0001829126-25-006692
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47, Rongcheng Garden, Xiangcheng District,, Suzhou City, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 4,615,012; shared voting power 0; sole dispositive power 3,568,371; shared dispositive power 0; aggregate amount beneficially owned 4,615,012 (40.6% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of common stock, $0.01 par value per share (the "Common Stock"), of FiEE, Inc. (the "Issuer") beneficially owned by Cao Yu consist of (i) 1,604,166 shares of Common Stock issuable upon conversion of 1,145,833 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock (the "Ratio"), (ii) 1,425,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker (as defined below).
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by Cao Yu consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock per the Ratio, (ii) 1,425,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 1,585,366 shares of Common Stock. The shares of Series A Convertible Preferred Stock are not convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to the original issuance date of the Series A Convertible Preferred Stock (the "Preferred Blocker"); therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
  
  Note to Row 13: The percentages reported in this Amendment No. 6 to the Schedule 13D ("Amendment No. 6") are based on 11,358,244 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), calculated as the sum of 8,328,598 shares of Common Stock outstanding as of April 27, 2026 according to records of the Issuer, plus (i) 1,604,166 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Cao Yu and (ii) 1,425,480 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock beneficially owned by Cao Yu.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 3,125,745; shared voting power 0; sole dispositive power 2,480,224; shared dispositive power 0; aggregate amount beneficially owned 3,125,745 (29.5% of the class)
  Comment: Note to Rows 7 and 11: The above-referenced shares of Common Stock beneficially owned by Hu Bin consist of (i) 1,203,046 shares of Common Stock issuable upon conversion of 859,319 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock per the Ratio, (ii) 1,069,040 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis without regard to the Preferred Blocker.
  
  Note to Row 9: The above-referenced shares of Common Stock beneficially owned by Hu Bin consist of (i) 557,525 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, (ii) 1,069,040 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, and (iii) 853,659 shares of Common Stock. The shares of Series A Convertible Preferred Stock are subject to the Preferred Blocker; therefore, the Series A Convertible Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.
  
  Note to Row 13: The percentages reported in this Amendment No. 6 are based on 10,600,684 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,328,598 shares of Common Stock outstanding as of April 27, 2026 according to records of the Issuer, plus (i) 1,203,046 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Hu Bin and (ii) 1,069,040 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock beneficially owned by Hu Bin.
- Youxin Consulting Ltd. (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 649,254; shared voting power 0; sole dispositive power 649,254; shared dispositive power 0; aggregate amount beneficially owned 649,254 (7.2% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by Youxin Consulting Limited ("Youxin Consulting") consist of (i) 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock per the Ratio and (ii) 305,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 6 are based on 8,977,852 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,328,598 shares of Common Stock outstanding as of April 27, 2026 according to records of the Issuer, plus (i) 343,774 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Youxin Consulting and (ii) 305,480 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock beneficially owned by Youxin Consulting.
- Li Wai Chung (CIK 0002056059): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 649,254; shared voting power 0; sole dispositive power 649,254; shared dispositive power 0; aggregate amount beneficially owned 649,254 (7.2% of the class)
  Comment: Note to Rows 7, 9 and 11: The above-referenced shares of Common Stock beneficially owned by Li Wai Chung consist of (i) 343,774 shares of Common Stock issuable upon conversion of 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock per the Ratio and (ii) 305,480 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 6 are based on 8,977,852 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,328,598 shares of Common Stock outstanding as of April 27, 2026 according to records of the Issuer, plus (i) 343,774 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Li Wai Chung and (ii) 305,480 shares of Common Stock that are issuable upon the exercise of warrants to purchase Common Stock beneficially owned by Li Wai Chung.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Comment: This Amendment No. 6 amends and supplements the Schedule 13D filed by Cao Yu, Hu Bin, Youxin Consulting and Li Wai Chung (collectively, the "Reporting Persons") on February 25, 2025 (as amended by Amendment No. 1, filed on April 14, 2025, Amendment No. 2, filed on May 13, 2025, Amendment No. 3, filed on May 29, 2025, Amendment No. 4, filed on August 25, 2025, and Amendment No. 5, filed on January 8, 2026, the "Schedule 13D"). This Amendment No. 6 is being filed solely due to an increase in the Issuer's total number of outstanding shares of Common Stock and not as a result of any transactions by the Reporting Persons. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 6 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 6 for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Issuer's securities within the past 60 days preceding the date of this Amendment No. 6.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment No. 6.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (05/04/2026)
- Hu Bin: /s/ Hu Bin, Hu Bin (05/04/2026)
- Youxin Consulting Ltd.: /s/ Li Wai Chung, Li Wai Chung (01/08/2026)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (05/04/2026)